
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 16, 2013

Osman J. Kaldirim, Jr.
Woodgate Energy Corporation
2500 Tanglewilde, Suite 260
Houston, TX 77063

> **Re: Woodgate Energy Corporation**
> **Form 8-K**
> **Filed October 4, 2013**
> **File No. 0-54834**

Dear Mr. Kaldirim:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates that it fails to comply with the applicable requirements of the form because it does not contain the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. Specifically, we note the following:

- The audit reports presented in your filing for the financial statements of E&P Co., LLC and Prestige O&G, LLC for the fiscal years ended December 31, 2012 and 2011 do not include appropriate language and do not provide the opinion of the accountant in respect to the periods covered by these reports.

- The presentation of financial statements prepared in accordance with International Financial Reporting Standards for E&P Co., LLC and Prestige O&G, LLC does not appear to be appropriate.

- Pro forma financial statements are not presented in compliance with Rule 8-05 of Regulation S-X.

Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K.

       If you have any questions regarding these comments, please direct them to Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief